Exhibit 21.1

Volcom, Inc.

Names and Jurisdictions of Subsidiaries

Electric Holding Corporation	Delaware
Electric Visual Evolution Australia Pty Ltd	Australia
Electric Visual Evolution New Zealand Limited	New Zealand
Electric Visual Evolution Spain	Spain
Electric Visual Evolution, LLC	California
LS&S Retail, Inc.	Delaware
Sarl Electric Europe	France
Volcom Distribution (UK) Limited	United Kingdom
Volcom Entertainment, Inc.	California
Volcom International SARL	Switzerland
Volcom Japan Godogaishiya	Japan
Volcom Retail (UK) Limited	United Kingdom
Volcom Retail France	France
Volcom Retail, Inc.	Delaware
Volcom SAS	France
Welcom Distribution SARL	Switzerland